SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 45)


Lynch Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)


551137102
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
 (914) 921-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


June 30, 2004
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.




CUSIP No. 551137102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
PF; 00-Funds of family partnership

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

269,452 (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

269,452 (ITEM 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

269,452 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.02%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 551137102

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Foundation, Inc.
	I.D. NO.  94-2975159
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS N(SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   NV

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

  800 (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

  800 (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      800  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    00-PRIVATE FOUNDATION

Item 1.		Security and Issuer
		This Amendment No. 45 to Schedule 13D on the Common Stock of Lynch Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on June 25, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the
Schedule 13D.

Item 2.		Identity and Background
		(a), (b), and (c) - This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and the Gabelli Foundation, Inc. (the "Foundation"). Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management Inc. ("GBL"), a publicly-traded financial services firm. Mr. Gabelli is also the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., a private holding company that makes investments and owns approximately 80% of the Common Stock of GBL. Mr. Gabelli is also a director or trustee for all of the registered investment companies advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GBL. He is also the Vice Chairman of the Board of the Issuer; Vice Chairman and Chief Executive Officer of Lynch Interactive Corporation; and a director of Morgan Group Holdings Inc. Mr. Gabelli's business address is One Corporate Center, Rye, New York 10580. The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation. The Foundation's business address is 165 West Liberty Street, Reno, Nevada 89501.

Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 270,252 shares, representing 18.07% of the 1,495,483 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended March 31, 2004. The Reporting Persons beneficially own those Securities as follows:


Name

Shares of
Common Stock
% of Class of
Common
Mario Gabelli

269,452
18.02%
Foundation
800
0.05%





Mr. Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by the
Foundation.
(b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it. On June 11, 2003, Venator Merchant Fund, L.P. acquired 200,241 of the Securities from Mario J. Gabelli in a private transaction and entered into a voting agreement in which Venator Merchant Fund, L.P. gave Mario J. Gabelli its proxy with respect to the 200,241 shares. The irrevocable proxy created on June 11, 2003 expired on June 30, 2004, and Venator Merchant Fund, L.P. now has the right to vote these shares.
(d) Of the 269,452 shares reported as beneficially owned by Mr.
Gabelli, 16,300 shares are owned by
Lynch Interactive Corporation ("Interactive"), which has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of these Securities. Mr. Gabelli is the beneficial owner of approximately 23% of the outstanding common stock of Interactive and is also its Vice Chairman and Chief Executive Officer and therefore may be deemed to beneficially own such shares under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, Mr. Gabelli disclaims beneficial ownership of such shares pursuant to Rule 13d-4 promulgated under the Exchange Act.
With respect to 70,000 of the shares reported as beneficially owned by Mr. Gabelli, a family partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. Mr. Gabelli is the general partner of this family partnership and has less than a 1% interest therein. Mr. Gabelli disclaims beneficial ownership of these shares in excess of his interest in this partnership.
 (e) Not applicable.






Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	July 1, 2004

MARIO J. GABELLI



By:  /s/ James E. McKee
		James E. McKee
		Attorney-in-Fact


GABELLI FOUNDATION, INC.



By:/s/ James E. McKee
		Mario J. Gabelli, President
		by: James E. McKee
		    Attorney-in-Fact